Filed by LogMeIn, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: LogMeIn, Inc.

(Commission File No. 001-34391)

Date: July 26, 2016

This filing relates to a proposed business combination involving

LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.

The following information was posted on the employee intranet of LogMeIn, Inc. on July 26, 2016.

Employee FAQ

The purpose of this document is to provide answers to questions of LogMeIn employees. It will be updated whenever we have additional information.

General

Why is LogMeIn merging with GoTo?

•	This transaction marks the beginning of what we see as an amazing new chapter for our company. Together we’ll become one of the world’s top 10 SaaS companies – a market leader with over $1 billion in revenue, nearly 3,000 employees and more than 2 million customers in virtually every country across the globe.
•	First and foremost, this deal accelerates our strategy. Over the past year, we’ve talked a lot about our growth strategy and aspirations, namely our desire to define the future of our three core markets while doubling the size of our business. We see this deal as a rare opportunity to accelerate this plan, and in the process fundamentally redefine and lead our industry.
•	We believe that when you combine GoTo’s broad customer base, business-tested products, and brand recognition with LogMeIn’s renowned focus on user experience, proven ability to win millions of users, and our deep experience running a growth business, you have a recipe for disruption. Specifically, we believe we will have the combined strengths required to:
1.	Combine the world’s best user experience with a seamless communications platform to transform the way people collaborate
2.	Enable simple and secure access for people and businesses as they evolve to an app and cloud-centric world
3.	Empower companies to reimagine customer engagement and support across all digital channels, devices, and media

Is this a merger or an acquisition?

•	This deal is a merger. More specifically, it’s an RMT (Reverse Morris Trust).

•	Following the transaction, Citrix equity holders will own approximately 50.1% of all outstanding shares of LogMeIn on a fully diluted basis, while LogMeIn’s existing shareholders will own approximately 49.9% of the company.

What will happen to the respective leadership teams? Will the LogMeIn team lead the combined company?

•	Bill Wagner and Ed Herdiech will continue to serve as the company’s CEO and CFO, respectively, following the transaction.
•	LogMeIn and GoTo are currently working to identify the full management team following the transaction. We expect the executive team and broader leadership team to include representatives from both companies.
•	Until the closing of the transaction, LogMeIn’s leadership team will run LogMeIn and GoTo’s leadership team will run GoTo

What name/brand will the new combined entity carry? Will the company be LogMeIn? GoTo? Something else?

•	We expect there will be a single parent brand for the new entity, but that brand and the timing of its rollout is still to be determined.

There is inherent product and business overlap. Do you expect to consolidate the product lines?

•	This merger gives us the opportunity to completely rethink the way we go to market in transformative ways. While we don’t have all the answers, specific product decisions will be made by the combined management team after closing.
•	In these cases, it’s typical to look at products in three ways:
1.	Some products may be rebranded and kept as-is
2.	For some, taking the best of features and functions, and roll them up into a new product
3.	In some cases, discontinue products
•	An integration team will be formed that includes representatives from both LogMeIn and GoTo to help us start a planning process for things like products, that will guide how we bring the two businesses together. No decisions have been made regarding products.
•	As we embark on this journey, customers should expect that their products will be supported for the foreseeable future

It seems like this merger is focused on our collaboration, identify and access management, and customer engagement and support markets, what happens with products like Xively?

•	We currently have no plans to change our course with Xively
•	In fact, Xively is coming off its best quarter ever and has had a very good first half of the year
•	We have and continue to believe that the IoT will have a meaningful impact on virtually every market in which we play today
•	We’ve also been talking about the “Support of Things” and our long term strategy to redefine how company’s engage with their customers and their products
•	While it’s too early to comment on specific future innovation in the combined company, we can say that both R&D teams see the IoT as a critical trend
•	And we believe that Xively, as a pioneering IoT platform, is providing beneficial learnings for the business as a whole, specifically in the ‘Support of Things’, where both companies already have early offerings within their customer engagement and support portfolios (Rescue Lens)

•	We believe that our Xively experience, today, will benefit our IoT platform business, our Support of Things innovation, and very likely, other key areas of the business

Should we expect that LogMeIn’s culture will change?

•	The combination brings together two innovative cultures and both companies will play a role in contributing to the building of a new and distinct culture. We expect to bring together the best of both companies’ cultures, while creating new aspects to our culture to support our new business.
•	At our cores, LogMeIn and GoTo both have a focus on the possibilities and outcomes our technology delivers for people: LogMeIn seeks to simplify the way people connect to each other and the world around us and GoTo believes that human connections are at the core of everything they do.
•	Having a fantastic culture absolutely remains a goal of ours

How will GoTo’s employees be integrated into the company?

•	An integration team will be formed that includes representatives from both LogMeIn and GoTo to help us start a planning process that will guide how we bring the two businesses together.
•	We will be as transparent and thoughtful as possible through the transition process and will communicate regular updates.

Will there be any change or disruption to day-to-day activities at LogMeIn?

•	As we move forward in the coming months, we urge your continued focus on today’s business
•	The important thing is to remain focused on working together to achieve our objectives in 2016, and know that as new information becomes available, our management team is committed to being as transparent and thoughtful as possible

How many people will be negatively impacted by this transaction?

•	Any evaluation of future roles will come as part of the integration planning process, which has not started yet.

What kinds of issues could come up to prevent the transaction from closing?

•	The transaction is expected to close during the first quarter of 2017 and requires approval by LogMeIn shareholders. The transaction is subject to certain regulatory approvals and other customary closing conditions, including approvals required under the Hart-Scott-Rodino Antitrust Improvements Act.
•	We are committed to working closely with relevant regulatory authorities to ensure that this transaction is closed in a timely manner and are confident that LogMeIn shareholders will recognize the tremendous opportunity of these two companies together.

When do we expect the deal to close?

•	We expect the deal to close in early 2017.

My Job, Benefits and Salary

Could my job be eliminated? When would I know?

•	Part of this merger is based on the idea that the companies could drive meaningful synergies together, given inherent overlap. Will that overlap include people? Yes, but people are only one part. A large part of the overlap and resulting synergies will be things like marketing spend, vendor contacts, internal systems integration, etc.
•	No decisions have been made on synergies, people or otherwise. Know that as new information becomes available, our management team is committed to being as transparent and thoughtful as possible.
•	This is a significant and rare opportunity for our company and our employees to shape a market leader.
•	Deals like this create inherent uncertainty and complexity, but a transaction of this size creates opportunities for career development and growth. We will always value people who step up and help solve problems, taking on ownership and challenges.

Will my salary and benefits change?

•	Because we will operate as two independent companies until the proposed transaction closes, your LogMeIn benefits package will remain as it is today until close.
•	Open Enrollment will occur as part of our standard operating procedure in Fall 2016.
•	As always, HR will communicate with employees to address key initiatives and milestones related to benefits and compensation.

What happens to my stock and stock options? Can I continue to trade LogMeIn stock?

•	There will be no changes to any LogMeIn equity you currently own. You will continue to be subject to blackout periods as usual. If there are changes to these periods, we will communicate them.

Will all of GoTo’s and LogMeIn’s employees be joining the new company?

•	We do expect some overlap in skill sets and responsibilities, and as a result, we anticipate that some roles will change and some roles will be eliminated following the close.
•	A transition team is being created, and as part of integration planning, we will institute a careful and thoughtful process to identify potential redundancies in staff.
•	The respective LogMeIn and GoTo leaders both want to make this as transparent as possible, and will provide regular updates to their respective employees on both the process and related timing.

Do you plan to consolidate or close offices, and if so, where? When?

•	It’s not uncommon with mergers of this scale to see some consolidation in facilities, especially in redundant facilities in common locations. Boston will continue to be the Company’s headquarters following the closing of the transaction. No other decisions have been made yet, and nothing would happen prior to the close of the deal.
•	Any decisions on facilities would come following a careful and thoughtful integration planning process, which hasn’t started.

Will there be a retention plan?

•	We see retention of talent as a key goal and expect to work closely with our managers, employees and the integration team that will be formed, on a variety of efforts aimed at retaining staff.

In the case of redundant positions, how will decisions be made about which employees stay and which leave?

•	Any decisions on roles would come following a careful and thoughtful integration planning process, which hasn’t started.
•	That said, the integration team will be looking at the best fit for the right role, irrespective of original team.

How many people will be impacted?

•	Any evaluation of future roles will come as part of the integration planning process.

Integration

How will the integration process work?

•	An integration team will be formed that includes representatives from both LogMeIn and GoTo to help us start a planning process that will guide how we bring the two businesses together. This team will jointly make a number of core decisions about the best way to bring our two teams together.
•	The integration process starts by establishing an integration committee. There will be integration tracks for our functional areas (like Marketing, Sales, Finance, Products, etc.) and we expect to work with a third party advisor for expertise with an integration of this magnitude.
•	Citrix and LogMeIn’s management teams will work closely to establish the right team for the integration process, and some of you may be asked to be a part of the team. More details about the integration process will be communicated in the coming weeks.

How will ongoing business operations be affected during the transition?

•	It is business as usual for now. Until the transaction closes, we will remain competitors and focused on our customers as we continue to operate our business independently from GoTo and achieve our 2016 goals.

When will I have more information about the integration?

•	More details about the integration process will be communicated in the coming weeks.

Forward-Looking Statements

This communication contains “forward-looking statements” concerning LogMeIn, Inc. (“LMI”), Citrix Systems, Inc. (“Citrix”), GetGo, Inc. (“GetGo”), the proposed transactions and other matters. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of LMI, Citrix and GetGo concerning future developments, business conditions, the Company’s plans to issue dividends in connection with the transaction, and their potential effects. There can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that LMI’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by LMI, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the LMI and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) LMI’s ability to compete effectively and successfully and to add new products and services, (13) LMI’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the LMI’s technology systems. Discussions of additional risks and uncertainties are contained in LMI’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of LMI, Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, LogMeIn and GetGo intend to file registration statements with the SEC. LogMeIn will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of LogMeIn. However, LogMeIn, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of LogMeIn in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the [proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.